UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported): September 23, 2021

T Stamp Inc. (D/B/A Trust Stamp)

(Exact name of registrant as specified in its charter)

Delaware	81-3777260
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3017 Bolling Way NE, Floors 1 and 2,

Atlanta, Georgia, 30305, USA

(Mailing Address of principal executive offices)

(404) 806-9906

Issuer’s telephone number, including area code

Outstanding securities qualified pursuant to Regulation A:

Title of each class	Trading Symbol	Name of each exchange on which trading
Class A Common Stock	IDAI	OTC; Euronext Dublin (AIID)

Item 9.	Other Events

On September 23, 2021, T Stamp Inc. (“Trust Stamp” or the “Company”) entered into an agreement with the Department of Homeland Security to provide biometric screening services on a fixed price purchase order of $3,920,764. The service period under the contract is for the earlier of six-months from the commencement date of September 27, 2021, or service delivery to 10,000 participants. The Company anticipates that it will complete the services under the contract during the 2021 fiscal year.

EXHIBITS

99.1	Regulatory Announcement Regarding DHS Contract

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

T STAMP INC.

By:	/s/ Gareth Genner
Name:	Gareth Genner
Title:	Chief Executive Officer

Date:	September 27, 2021